REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS


To the Shareholders of
Canadian Superior Energy Inc.


Under date of May 10, 2004, we reported on the consolidated balance sheet of Canadian Superior Energy Inc. as at December 31, 2003 and the statements of operations and retained earnings (deficit) and cash flows for the year then ended included in the 2003 Annual Report. These consolidated financial statements and our report thereon are included in the Form 40-F dated May 19, 2004. In connection with our audit of the aforementioned consolidated financial statements, we also have audited the related supplementary information note entitled Reconciliation with United States Generally Accepted Accounting Principles included in the Form 40-F. This supplementary note is the responsibility of the company's management. Our responsibility is to express an opinion on the supplementary note based on our audit.

In our opinion, such supplementary note, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.







Chartered Accountants

Calgary, Canada
May 19, 2004

CANADIAN SUPERIOR ENERGY INC.
Supplementary Information Note

Years ended December 31, 2003 and 2002
(Tabular amounts are in thousands of Canadian dollars except per share amounts)

--------------------------------------------------------------------------------
The following supplemental information is provided in accordance with the Securities Exchange Act of 1934 as required for companies reporting on Form 40-F under the Multi-Jurisdictional Disclosure System.

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company follows Canadian generally accepted accounting principles (Canadian
GAAP) which differs in some respects with accounting principles in the United States (U.S. GAAP). Significant differences in accounting principles that impact the Company's financial statements are described below:

----------------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002
----------------------------------------------------------------------------------------------------------------------
Net loss in accordance with Canadian generally
accepted accounting principles, as reported                                 $        (312)       $     (28,173)

   Flow through shares (a)
     Income taxes                                                                  (3,757)              (9,669)

   Property acquisitions (b)
     Depletion, depreciation and amortization expense                                 525                  330
     Income taxes                                                                    (189)                (140)

   Ceiling test (c)
     Write down of oil and gas assets                                             (34,100)               6,000
     Income taxes                                                                  12,089               (2,550)
     Depletion, depreciation and amortization expense                                (770)                  --
     Income Taxes                                                                     277                   --

   Asset retirement obligations (d)
     Depletion, depreciation and amortization expense                              (1,027)                  --
     Future site restoration expense                                                1,223                   --
   Income taxes                                                                       (65)                  --

----------------------------------------------------------------------------------------------------------------------

Net loss before cumulative effect of change
   in accounting policy (d)                                                 $     (26,106)       $     (34,202)

Cumulative effect of change in accounting policy, net of tax                          147                   --
----------------------------------------------------------------------------------------------------------------------

Net loss in accordance with United States
   generally accepted accounting principles                                       (25,959)            (34,202)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Net loss per share in accordance with United States generally accepted accounting principles

Basic                                                                       $       (0.31)       $       (0.62)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Diluted                                                                     $       (0.31)       $       (0.62)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

CANADIAN SUPERIOR ENERGY INC.
Supplementary Information Note, page 3

Years ended December 31, 2003 and 2002
(Tabular amounts in thousands of Canadian dollars except per share amount)
--------------------------------------------------------------------------------


The application of U.S. GAAP results in the following differences to the following balance sheet items:

--------------------------------------------------------------------------------------------------------------------
                                                  2003                                      2002
                                     -----------------------------              ------------------------------
--------------------------------------------------------------------------------------------------------------------
                                       Canadian      United States               Canadian        United States
--------------------------------------------------------------------------------------------------------------------
Oil and gas assets               $      102,677      $      75,038          $      31,946        $      33,855
Future income tax liability               9,046                  0                  5,213                8,170
Asset retirement obligation               1,634              5,979                    411                  411
Share capital (e)                       102,404            143,476                 49,927               70,185
Deficit                                    (312)           (64,322)               (17,057)             (38,363)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------


(a)  Flow Through Shares

     The Company finances a portion of its activities with flow through share issues whereby the tax deductions are renounced to the share subscribers. The tax cost of the deductions renounced to shareholders is reflected as an increase in the future income tax liability and a reduction from the stated value of the shares. For flow through shares issued after 1998, share capital for flow through shares is stated at the quoted value of the shares at the date of issuance; the tax cost resulting from deduction renouncements, less any proceeds received in excess of the quoted value of the shares, must be included in the determination of the tax expense.

(b)  Property Acquisitions

     In prior years, the Company recorded property acquisitions from related parties in exchange for common shares at the exchange amount. Under US GAAP, these related party acquisitions are recorded at the seller's carrying amount. The resulting differences in the recorded carrying amounts of the properties results in differences in depletion, depreciation and amortization expense in subsequent years.

(c)  Ceiling Test

     At December 31, 2003, the Corporation applied a ceiling test to its oil and gas assets. Under Canadian GAAP the application of this test required no adjustment to the carrying value of the Corporation's oil and gas assets.

     For U.S. GAAP purposes, the ceiling test used December 31, 2003 prices of:

                Gas (per thousand cubic feet)                   $      6.10 CDN
                Oil and natural gas liquids (per barrel)        $     34.92 CDN

     The application of the test resulted in a $34.1 million pre-tax reduction ($22.0 million after tax) in the carrying value of the Corporation's oil and gas assets under U.S. GAAP.

CANADIAN SUPERIOR ENERGY INC.
Supplementary Information Note, page 4

Years ended December 31, 2003 and 2002
(Tabular amounts in thousands of Canadian dollars except per share amount)
--------------------------------------------------------------------------------

     At December 31, 2002, the Corporation applied a ceiling test to its oil and gas assets using December 31, 2002 prices of:

                Gas (per thousand cubic feet)                   $      6.00 CDN
                Oil and natural gas liquids (per barrel)        $     42.35 CDN

     The application of the test resulted in a $43.0 million pre-tax reduction ($24.7 million after tax) in the carrying value of the Corporation's oil and gas assets under Canadian GAAP. For U.S. GAAP purposes, the test resulted in a $37.0 million pre-tax reduction ($21.3 million after tax) in the carrying value of the Corporation's oil and gas assets.

     The resulting differences in the recorded carrying amounts of the properties results in differences in depletion, depreciation and amortization expense in subsequent years.

(d)  Asset Retirement Obligations

     Under U.S. GAAP, the Corporation adopted with retroactive application a new accounting policy for asset retirement obligations as of January 1, 2003. All previously existing reclamation and abandonment liabilities were reversed and an asset retirement obligation was measured and recorded at fair value with a corresponding increase in oil and gas assets. The change to the January 1, 2003 reported values were to increase: oil and gas assets by $888,000, asset retirement obligation by $632,000, future income tax liability by $109,000 and a deficit reduction of $147,000. The capitalized cost will be amortized to depletion expense over the useful life of the asset. The liability will be adjusted over time with a corresponding accretion expense until the obligations are settled. This application did not have a significant impact on the Corporation's earnings and did not impact the Corporation's net loss per share. This policy will be adopted under Canadian GAAP effective January 1, 2004.

(e)  Stated Capital Reduction

     On June 27, 2003, at the Corporation's Annual Meeting of Shareholders, a special resolution was approved authorizing a reduction in the stated capital account for the common shares of the Corporation of $17,057,000, being the Corporation's deficit as at December 31, 2002. This reduction is not allowed under U.S. GAAP.

ADDITIONAL U.S. GAAP DISCLOSURES

FAS 133

At times the Company will use derivative financial instruments to manage commodity price and interest rate exposures. Effective January 1, 2001 the Company adopted the provisions of FAS 133 which requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value. Gains or losses on derivatives that have not been designated as hedges, or were not effective as hedges, are included in income as they arise.

CANADIAN SUPERIOR ENERGY INC.
Supplementary Information Note, page 5

Years ended December 31, 2003 and 2002
(Tabular amounts in thousands of Canadian dollars except per share amount)
--------------------------------------------------------------------------------

For derivatives designated as fair value hedges, changes in the fair value are recognized in income together with changes in the fair value of the hedged item. For derivatives designated as cash flow hedges, changes in the fair value of the derivatives are recognized in other comprehensive income until the hedged items are recognized in income. Any change in the fair value of the derivatives that are not effective in hedging the changes in future cash flows are included in income as they arise.

At December 31, 2003 and 2002 the Corporation did not have any derivative financial instruments that were not designated as fair value hedges.

FAS 123

FAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. As permitted by FAS 123, the Company elected to follow the intrinsic value method of accounting for stock-based compensation arrangements, as provided for in Accounting Principles Board Opinion 25. Since all options were granted with exercise prices equal to the market price when the options were granted, no compensation expense has been charged to income at the time of the option grants.

Had compensation costs for the stock options been determined based on the fair market value at the grant dates of the awards and amortized on a straight line basis, consistent with methodology prescribed by FAS 123, the net earnings for the year ended December 31, 2003 would have decreased by $771,000. The weighted average fair market value of options granted in 2003 was $1.07 per option. The fair value of each option granted was estimated on the date of grant using the Modified Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 4.0%, volatility of 65% and expected life of five years.

FIN 46 - Accounting for Variable Interest Entities

In January 2003, the FASB issued Financial Interpretation 46 "Accounting for Variable Interest Entities" ("FIN 46") that requires the consolidation of Variable Interest Entities ("VIEs"). VIEs are entities that have insufficient equity or their equity investors lack one or more of the specified elements that a controlling entity would have. The VIEs are controlled through financial interests that indicate control (referred to as "variable interests"). Variable interests are the rights or obligations that expose the holder of the variable interest to expected losses or expected residual gains of the entity. The holder of the majority of an entity's variable interests is considered the primary beneficiary of the VIE and is required to consolidate the VIE. In December 2003 the FASB issued FIN 46R which superceded FIN 46 and restricts the scope of the definition of entities that would be considered VIEs that require consolidation. The Company does not believe FIN 46R results in the consolidation of any additional entities that existed at December 31, 2003.